

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2016

Via E-mail
John Bencich
Chief Financial Officer
OncoGenex Pharmaceuticals, Inc.
19820 North Creek Parkway, Suite 201
Bothell, Washington 98011

> **Re: OncoGenex Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed April 1, 2016**
> **File No. 033-80623**

Dear Mr. Bencich:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on April 1, 2016

General

1. Please revise the cover page of the proxy statement and form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

2. Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy. Please refer to Item 1(b) of Schedule 14A and Rule 14a-6(d) of Regulation 14A.

Background of the Stockholder Nominations, page 4

3. We note the disclosure stating that your Nominating and Governance Committee and Board of Directors determined not to include any of VCM's nominees to the Board of Directors at the Annual Meeting "due to the lack of experience, industry knowledge,

seniority and pedigree of these individuals to serve on our Board of Directors." Rule 14a-9 under Regulation 14A requires a reasonable and factual basis for all beliefs, and such beliefs must be clearly characterized as such with the support self-evident, disclosed in proxy materials or provided to the staff as supplemental information. Please provide support for the cited assertion and characterize it and all similar statements as beliefs.

4. Please revise to indicate whether VCM was entitled to make nominations at the Company's 2016 annual meeting. If so, please revise to provide the legal basis for excluding VCM's shareholder nominees from the annual meeting. For example, to the extent that Oncogenix determined that VCM's submission failed to comply with the bylaw provisions for stockholder nomination of directors as described on page 10 or other requirements under state law, please revise the proxy statement to so state and describe the specific deficiencies in VCM's submission.

Expenses, page 4

5. Please revise to include the disclosures required by Items 4(b) and 5(b) of Schedule 14A.

Proposal 1 – Election of Directors, page 11

6. We note the disclosure that if a nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who is designated by the present Board of Directors to fill the vacancy. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A. Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact me at (202) 551-3203 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

                                            Sincerely,

                                            /s/ *Bryan J. Pitko*

                                            Bryan J. Pitko
                                            Attorney Advisor
                                            Office of Mergers and Acquisitions

cc: Alan Smith
       Fenwick & West LLP